Exhibit 99
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Partners
Atlas Pipeline Partners GP, LLC
We have audited the accompanying consolidated balance sheet of Atlas Pipeline Partners GP, LLC as of December 31, 2005. The consolidated balance sheet is the responsibility of the Atlas Pipeline Partners GP, LLC’s management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Atlas Pipeline Partners GP, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
March 3, 2006

ATLAS PIPELINE PARTNERS GP, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in thousands)

December 31,
2005
ASSETS
Current assets:
Cash and cash equivalents	$34,237
Accounts receivable — affiliates	4,649
Accounts receivable	57,528
Current portion of hedge asset	11,388
Prepaid expenses	2,454

Total current assets	110,256

Property, plant and equipment, net	445,066

Long-term hedge asset	4,388

Intangible assets, net	54,869

Goodwill	111,446

Other assets, net	16,701

$742,726

LIABILITIES AND OWNERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$1,263
Accounts payable	15,609
Accrued liabilities	16,064
Current portion of hedge liability	23,796
Accrued producer liabilities	36,712

Total current liabilities	93,444

Long-term hedge liability	22,410

Long-term debt, less current portion	297,362

Minority interest in Atlas Pipeline	350,511

Commitments and contingencies

Owners’ equity:
Owners’ equity	9,074
Accumulated other comprehensive loss	(30,075)

Total owners’ deficit	(21,001)

$742,726

See accompanying notes to consolidated balance sheet

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
NOTE 1 – NATURE OF OPERATIONS
     Atlas Pipeline Partners GP, LLC (the “Company”) is a Delaware limited liability company formed in May 1999 to become the general partner of Atlas Pipeline Partners, L.P. (“Atlas Pipeline”). The Company is wholly-owned by Atlas America, Inc. and its affiliates (“Atlas America”), a publicly-traded company (NASDAQ: ATLS).
     Atlas Pipeline is a Delaware limited partnership formed in May 1999 to acquire, own and operate natural gas gathering systems previously owned by Atlas America. Atlas Pipeline’s operations are conducted through subsidiary entities whose equity interests are owned by Atlas Pipeline Operating Partnership, L.P. (the “Operating Partnership”), a wholly-owned subsidiary of Atlas Pipeline. The Company, through its general partner interests in Atlas Pipeline and the Operating Partnership, owns a 2% general partner interest in the consolidated pipeline operations, through which it manages and effectively controls both Atlas Pipeline and the Operating Partnership. The remaining 98% ownership interest in the consolidated pipeline operations consists of limited partner interests in Atlas Pipeline. At December 31, 2004, Atlas Pipeline had 5,563,659 common and 1,641,026 subordinated limited partnership units outstanding. In January 2005, these subordinated units, which were owned by the Company, were converted to common units as Atlas Pipeline met stipulated tests under the terms of its partnership agreement allowing for such conversion. While the converted units are no longer subordinated to the rights of the common unitholders, these units have not yet been registered with the Securities and Exchange Commission and, therefore, their resale in the public market is subject to restrictions under the Securities Act. At December 31, 2005, Atlas Pipeline had 12,549,266 common limited partnership units outstanding, including the 1,641,026 unregistered common units held by the Company.
     The Company, as general partner, manages the operations and activities of Atlas Pipeline and owes a fiduciary duty to Atlas Pipeline’s unitholders. The Company is liable, as general partner, for all of Atlas Pipeline’s debts (to the extent not paid from Atlas Pipeline’s assets), except for indebtedness or other obligations that are made specifically non-recourse to the general partner.
     The Company does not receive any management fee or other compensation for its management of Atlas Pipeline. The Company and its affiliates are reimbursed for expenses incurred on Atlas Pipeline’s behalf. These expenses include the costs of employee, officer, and managing board member compensation and benefits properly allocable to Atlas Pipeline and all other expenses necessary or appropriate to conduct the business of, and allocable to, Atlas Pipeline. The Atlas Pipeline partnership agreement provides that the Company, as general partner, will determine the expenses that are allocable to Atlas Pipeline in any reasonable manner in its sole discretion.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Minority Interest
     The consolidated balance sheet includes the accounts of the Company, Atlas Pipeline, the Operating Partnership and the Operating Partnership’s subsidiaries. Atlas Pipeline’s limited partner equity interests owned by third-parties are reflected as minority interests on the consolidated balance sheet at December 31, 2005. All material intercompany transactions have been eliminated.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     The consolidated balance sheet also includes the balance sheet of NOARK Pipeline System, Limited Partnership (“NOARK”), an entity in which Atlas Pipeline owns a 75% operating interest (see Note 7). The remaining 25% interest in NOARK is owned by Southwestern Energy Pipeline Company (“Southwestern”), a wholly-owned subsidiary of Southwestern Energy Company (NYSE: SWN). Under the NOARK partnership agreement and the NOARK private placement memorandum, Southwestern is responsible for the $39.0 million of outstanding long-term debt, including interest thereon, of NOARK at December 31, 2005 (see Note 9). Payments made upon the long-term debt and related interest expense will be made from amounts otherwise distributable to Southwestern and, if that amount is insufficient, Southwestern will be required to make a capital contribution to NOARK. The Company consolidates 100% of NOARK’s balance sheet.
Use of Estimates
     The preparation of the Company’s consolidated balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities that exist at the date of the Company’s consolidated balance sheet. Actual results could differ from those estimates.
     The natural gas industry principally conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the Company records unbilled revenues at the end of each period based upon estimated volumes and market prices. Differences between estimated and actual amounts are recognized in the following period’s financial results. Management believes that the $48.4 million of unbilled revenues recorded at December 31, 2005 included within accounts receivable and accounts receivable – affiliates on the consolidated balance sheet represents actual results in all material respects.
Cash Equivalents
     The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of temporary investments of cash in short-term money market instruments.
Receivables
     In evaluating the realizability of its accounts receivable, the Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by its review of its customers’ credit information. The Company extends credit on an unsecured basis to many of its customers. At December 31, 2005, the Company recorded no allowance for uncollectible accounts receivable impairment.
Property, Plant and Equipment
     Property and equipment are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired. Depreciation expense is recorded for each asset over their estimated useful lives using the straight-line method.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
Impairment of Long-Lived Assets
     The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an asset’s estimated future cash flows will not be sufficient to recover its carrying amount, an impairment charge will be recorded to reduce the carrying amount for that asset to its estimated fair value if such carrying amount exceeds the fair value.
Fair Value of Financial Instruments
     For cash and cash equivalents, receivables and payables, the carrying amounts approximate fair values because of the short maturities of these instruments. The fair values of these financial instruments are represented in the Company’s consolidated balance sheet.
Derivative Instruments
     The Company applies the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires each derivative instrument to be recorded in the balance sheet as either an asset or liability measured at fair value. Changes in a derivative instrument’s fair value are recognized currently in the Company’s consolidated statements of income unless specific hedge accounting criteria are met.
Intangible Assets
     The Company has recorded intangible assets with finite lives in connection with certain consummated acquisitions (see Note 7). The following table reflects the components of intangible assets being amortized at December 31, 2005 (in thousands):

	December 31, 2005		Estimated
	Gross Carrying	Accumulated	Useful Lives
	Amount	Amortization	in Years
Amortized intangible assets:
Customer contracts	$23,990	$(1,339)	8
Customer relationships	32,960	(742)	20

	$56,950	$(2,081)

     Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) requires that intangible assets with finite useful lives be amortized over their estimated useful lives. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset must be amortized over the best estimate of its useful life. At a minimum, the Company will assess the useful lives and residual values of all intangible assets on an annual basis to determine if adjustments are required. The estimated useful life for the Company’s customer contract intangible assets is based upon the approximate average length of customer contracts in existence at the date of acquisition. The estimated useful life for the Company’s customer relationship intangible assets is based upon the estimated average length of non-contracted customer relationships in existence at the date of acquisition. Customer contract and customer relationship intangible assets are amortized on a straight-line basis. Amortization expense related to intangible assets is estimated to be $4.6 million for each of the next five calendar years commencing in 2006.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
Goodwill
     At December 31, 2005, the Company had $111.4 million of goodwill which was recorded in connection with consummated acquisitions (see Note 7). The Company tests its goodwill for impairment at each year end by comparing enterprise fair values to carrying values. The evaluation of impairment under SFAS No. 142 requires the use of projections, estimates and assumptions as to the future performance of the Company’s operations, including anticipated future revenues, expected future operating costs and the discount factor used. Actual results could differ from projections, resulting in revisions to the Company’s assumptions and, if required, recognition of an impairment loss. The Company’s test of goodwill at December 31, 2005 resulted in no impairment. The Company will continue to evaluate its goodwill at least annually and if impairment indicators arise, will reflect the impairment of goodwill, if any, within its consolidated statements of income in the period in which the impairment is indicated.
Federal Income Taxes
     The Company is a limited liability corporation and Atlas Pipeline is a limited partnership. As a result, the Company’s and Atlas Pipeline’s income for federal income tax purposes is reportable on the tax returns of the individual owners and partners. Accordingly, no recognition has been given to income taxes in the Company’s consolidated balance sheet.
Stock-Based Compensation
     The Company has adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” as revised (“SFAS No. 123(R)”), as of December 31, 2005. Generally, the approach to accounting in Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.
Environmental Matters
     The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. The Company has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures. The Company accounts for environmental contingencies in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. At December 31, 2005, the Company had no environmental matters requiring specific disclosure or requiring the recognition of a liability.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
Segment Information
     The Company has two business segments: natural gas gathering and the transmission located in the Appalachia Basin area (“Appalachia”) and transmission, gathering and processing located in the Mid-Continent area (“Mid-Continent”).
New Accounting Standards
     In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the nature and extent of any voluntary accounting changes and corrections of errors after the effective date, but the Company does not currently expect SFAS No. 154 to have a material impact on its financial position.
     In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted FIN 47 at December 31, 2005 and it had no material impact on its consolidated balance sheet.
NOTE 3 – ATLAS PIPELINE EQUITY OFFERINGS
     On November 28, 2005, Atlas Pipeline sold 2,700,000 of its common units in a public offering for gross proceeds of $113.4 million. In addition, pursuant to an option granted to the underwriters of the offering, Atlas Pipeline sold 330,000 common units on December 27, 2005 for gross proceeds of $13.9 million, or aggregate total gross proceeds of $127.3 million. The units, which were issued under Atlas Pipeline’s previously filed shelf registration statement, resulted in net proceeds of approximately $121.0 million, after underwriting commissions and other transaction costs. Atlas Pipeline primarily utilized the net proceeds from the sale to repay a portion of the amounts due under its credit facility. In connection with this offering, the Company contributed $2.6 million to Atlas Pipeline in order to maintain its 2.0% general partner interest. As a result of this equity offering, the Company’s total ownership interest in Atlas Pipeline was 14.8%, including its 2.0% general partner interest.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     In June 2005, Atlas Pipeline sold 2,300,000 common units in a public offering for total gross proceeds of $96.5 million. The units, which were issued under its previously filed shelf registration statement, resulted in net proceeds of approximately $91.7 million, after underwriting commissions and other transaction costs. In connection with this offering, the Company contributed $1.9 million to Atlas Pipeline in order to maintain its 2.0% general partner interest. Atlas Pipeline primarily utilized the net proceeds from the sale to repay a portion of the amounts due under its credit facility.
NOTE 4 – ATLAS PIPELINE CASH DISTRIBUTIONS
     Atlas Pipeline is required to distribute, within 45 days of the end of each quarter, all of its available cash (as defined in its partnership agreement) for that quarter. For each quarter, to the extent there is sufficient cash available, the limited partner unit holders have the right to receive a minimum quarterly distribution (“MQD”) of $0.42 per unit. If distributions in any quarter exceed specified target levels, the Company, as general partner, will receive between 15% and 50% of such distributions in excess of the specified target levels. Distributions declared by Atlas Pipeline for the period from January 1, 2005 through December 31, 2005 were as follows:

		Atlas Pipeline	Total Atlas
Date Atlas Pipeline		Cash Distribution	Pipeline Cash
Cash Distribution		per Limited	Distribution To
Paid	For Quarter Ended	Partner Unit	Limited Partners
			(in thousands)
February 11, 2005	December 31, 2004	$0.720	$4,006
May 13, 2005	March 31, 2005	$0.750	$4,173
August 5, 2005	June 30, 2005	$0.770	$6,055
November 14, 2005	September 30, 2005	$0.810	$6,382
     On January 9, 2006, Atlas Pipeline declared a cash distribution of $0.83 per unit on its outstanding limited partner units, representing the cash distribution for the quarter ended December 31, 2005. The $14.1 million distribution, including $3.6 million to the Company as general partner, was paid on February 14, 2006 to unitholders of record at the close of business on February 7, 2006.
NOTE 5 – PROPERTY, PLANT AND EQUIPMENT
     The following is a summary of property, plant and equipment (in thousands):

		Estimated
	December 31,	Useful Lives
	2005	in Years
Pipelines, processing and compression facilities	$443,729	15 – 40
Rights of way	19,252	20 – 40
Buildings	3,350	40
Furniture and equipment	1,525	3 – 7
Other	889	3 – 10

	468,745
Less – accumulated depreciation	(23,679)

	$445,066

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     Atlas Pipeline completed the acquisitions of ETC Oklahoma Pipeline, Ltd. for approximately $196.0 million in April 2005 and a 75% interest in NOARK for approximately $179.8 million in October 2005 (see Note 7). Due to their recent dates of acquisition, the purchase price allocations are based upon estimated values determined by the Company, which are subject to adjustment and could change significantly as it continues to evaluate these allocations. At December 31, 2005, a portion of the purchase price allocated to property, plant and equipment for NOARK was included within pipelines, processing and compression facilities.
NOTE 6 – OTHER ASSETS
     The following is a summary of other assets (in thousands):

December 31,
2005
Deferred finance costs, net of accumulated amortization of $1,636	$15,034
Security deposits	1,599
Other	68

$16,701

     Deferred finance costs are recorded at cost and amortized over the term of the respective debt agreement (see Note 9).
NOTE 7 – ACQUISITIONS
NOARK
     In October 2005, Atlas Pipeline acquired from Enogex, Inc., a wholly-owned subsidiary of OGE Energy Corp. (NYSE: OGE), all of the outstanding equity of Atlas Arkansas Pipeline, LLC, which owns a 75% interest in NOARK. NOARK’s assets included a Federal Energy Regulatory Commission (“FERC”)-regulated interstate pipeline and an unregulated natural gas gathering system. The remaining 25% interest in NOARK is owned by Southwestern, a wholly-owned subsidiary of Southwestern Energy Company (NYSE: SWN). Total consideration of $179.8 million, including $16.8 million for working capital adjustments and other related transaction costs, was funded through borrowings under Atlas Pipeline’s credit facility. The acquisition was accounted for using the purchase method of accounting under Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”). The following table presents the preliminary purchase price allocation, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values at the date of acquisition (in thousands):

Cash and cash equivalents	$16,215
Accounts receivable	11,091
Prepaid expenses	497
Property, plant and equipment	126,238
Other assets	1,515
Intangible assets – customer contracts	11,600
Intangible assets – customer relationships	15,700
Goodwill	49,088

Total assets acquired	231,944

Accounts payable and accrued liabilities	(12,514)
Total debt	(39,600)

Total liabilities assumed	(52,114)

Net assets acquired	179,830

Less: Cash and cash equivalents acquired	(16,215)

Net cash paid for acquisition	$163,615

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     Due to its recent date of acquisition, the purchase price allocation for NOARK is based upon preliminary data that is subject to adjustment and could change significantly as Atlas Pipeline continues to evaluate this allocation. Atlas Pipeline recognized goodwill in connection with this acquisition as a result of NOARK’s significant cash flow and its strategic industry and geographic position.
Elk City
     In April 2005, Atlas Pipeline acquired all of the outstanding equity interests in ETC Oklahoma Pipeline, Ltd. (“Elk City”), a Texas limited partnership, for $196.0 million, including related transaction costs. Elk City’s principal assets included approximately 300 of natural gas pipelines located in the Anadarko Basin in western Oklahoma, a natural gas processing facility in Elk City, Oklahoma and a gas treatment facility in Prentiss, Oklahoma. The acquisition was accounted for using the purchase method of accounting under SFAS No. 141. The following table presents the preliminary purchase price allocation, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values at the date of acquisition (in thousands):

Accounts receivable	$5,587
Other assets	497
Property, plant and equipment	104,106
Intangible assets – customer contracts	12,390
Intangible assets – customer relationships	17,260
Goodwill	61,136

Total assets acquired	200,976

Accounts payable and accrued liabilities	(4,970)

Net assets acquired	$196,006

     Due to its recent date of acquisition, the purchase price allocation for Elk City is based upon preliminary data that is subject to adjustment and could change significantly as Atlas Pipeline continues to evaluate this allocation. Atlas Pipeline recognized goodwill in connection with this acquisition as a result of Elk City’s significant cash flow and its strategic industry position.
NOTE 8 — DERIVATIVE INSTRUMENTS
     Atlas Pipeline enters into certain financial swap and option instruments that are classified as cash flow hedges in accordance with SFAS No. 133 to hedge its forecasted natural gas, NGLs and condensate sales against the variability in expected future cash flows attributable to changes in market prices. The swap instruments are contractual agreements between counterparties to exchange obligations of money as the underlying natural gas, NGLs and condensate is sold. Under these swap agreements, Atlas Pipeline receives a fixed price and remits a floating price based on certain indices for the relevant contract period.
     The Company formally documents all relationships between hedging instruments and the items being hedged, including its risk management objective and strategy for undertaking the hedging transactions. This includes matching the natural gas futures and options contracts to the forecasted transactions. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives are effective in offsetting changes in the forecasted cash flow of hedged items. If it is determined that a derivative is not effective as a hedge or that it has ceased to be an effective hedge due to the loss of correlation between the hedging instrument and the underlying commodity, the Company will discontinue hedge accounting for the derivative and subsequent changes in the derivative fair value, which is determined by the Company through the utilization of market data, will be recognized immediately within the Company’s consolidated statements of income.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     Derivatives are recorded on the Company’s consolidated balance sheet as assets or liabilities at fair value. For derivatives qualifying as hedges, the Company recognizes the effective portion of changes in fair value in owners’ deficit as accumulated other comprehensive loss and reclassifies them to natural gas and liquids revenue within the consolidated statements of income as the underlying transactions are settled. For non-qualifying derivatives and for the ineffective portion of qualifying derivatives, the Company recognizes changes in fair value within its consolidated statements of income as they occur. At December 31, 2005, the Company reflected net hedging liabilities on its consolidated balance sheet of $30.4 million. Of the $30.1 million of net loss in accumulated other comprehensive loss at December 31, 2005, if the fair value of the instruments remain at current market values, the Company will reclassify $12.2 million of losses to its consolidated statement of income over the next twelve month period as these contracts expire, and $17.9 million will be reclassified in later periods. Actual amounts that will be reclassified will vary as a result of future price changes. Ineffective hedge gains or losses are recorded within natural gas and liquids revenue in the Company’s consolidated statement of income while the hedge contracts are open and may increase or decrease until settlement of the contract. A portion of the Company’s future natural gas sales is periodically hedged through the use of swaps and collar contracts.
     As of December 31, 2005, the Company had the following NGLs, natural gas, and crude oil volumes hedged:
     Natural Gas Liquids Fixed – Price Swaps

Production		Average	Fair Value
Period	Volumes	Fixed Price	Liability(1)
Ended December 31,	(gallons)	(per gallon)	(in thousands)
2006	40,068,000	$0.683	$(12,119)
2007	36,036,000	0.717	(9,157)
2008	33,012,000	0.697	(7,365)

			$(28,641)

     Natural Gas Fixed – Price Swaps

Production		Average	Fair Value
Period	Volumes	Fixed Price	Liability(3)
Ended December 31,	(MMBTU)(2)	(per MMBTU)	(in thousands)
2006	3,192,500	$7.186	$(110)
2007	1,080,000	7.255	(3,242)
2008	240,000	7.270	(605)

			$(3,957)

     Natural Gas Basis Swaps

Production		Average	Fair Value
Period	Volumes	Fixed Price	Asset(3)
Ended December 31,	(MMBTU)(2)	(per MMBTU)	(in thousands)
2006	3,527,500	$(0.521)	$(473)
2007	1,080,000	(0.535)	3,580
2008	240,000	(0.555)	808

			$3,915

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     Crude Oil Fixed – Price Swaps

Production		Average	Fair Value
Period	Volumes	Strike Price	Liability(3)
Ended December 31,	(barrels)	(per barrel)	(in thousands)
2006	77,600	$51.545	$(881)
2007	80,400	56.069	(643)
2008	62,400	59.267	(223)

			$(1,747)

		Total net liability	$(30,430)

(1)	Fair value based upon management estimates, including forecasted forward NGL prices as a function of forward NYMEX natural gas and light crude prices.

(2)	MMBTU represents million British Thermal Units.

(3)	Fair value based on forward NYMEX natural gas and light crude prices, as applicable.
NOTE 9 — DEBT
     Total debt consists of the following (in thousands):

December 31,
2005
Atlas Pipeline Credit Facility	$9,500
Atlas Pipeline Senior Notes	250,000
NOARK Notes	39,000
Other debt	125

298,625
Less current maturities	(1,263)

$297,362

Atlas Pipeline Credit Facility
     Atlas Pipeline has a $225.0 million credit facility with a syndicate of banks which matures in April 2010. The credit facility bears interest, at Atlas Pipeline’s option, at either (i) adjusted LIBOR plus the applicable margin, as defined, or (ii) the higher of the federal funds rate plus 0.5% or the Wachovia Bank prime rate (each plus the applicable margin). The weighted average interest rate on the $9.5 million of outstanding credit facility borrowings at December 31, 2005 was 7.1%. Up to $50.0 million of the credit facility may be utilized for letters of credit, of which $11.1 million was outstanding at December 31, 2005. These outstanding letter of credit amounts were not reflected as borrowings on the Company’s consolidated balance sheet. Borrowings under the credit facility are secured by a lien on and security interest in all of Atlas Pipeline’s property and that of its wholly-owned subsidiaries, and by the guaranty of each of its wholly-owned subsidiaries. The credit facility contains customary covenants, including restrictions on Atlas Pipeline’s ability to incur additional indebtedness; make certain acquisitions, loans or investments; make distribution payments to its unitholders if an event of default exists; or enter into a merger or sale of assets, including the sale or transfer of interests in its subsidiaries.
     The events which constitute an event of default are also customary for loans of this size, including payment defaults, breaches of representations or covenants contained in the credit agreements, adverse judgments against Atlas Pipeline in excess of a specified amount, and a change of control of the Company as general partner.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     The credit facility requires Atlas Pipeline to maintain a ratio of senior secured debt (as defined in the credit facility) to EBITDA (as defined in the credit facility) of not more than 6.0 to 1.0, reducing to 5.75 to 1.0 on March 31, 2006, 4.5 to 1.0 on June 30, 2006, and 4.0 to 1.0 on September 30, 2006; a funded debt (as defined in the credit facility) to EBITDA ratio of not more than 6.0 to 1.0, reducing to 5.75 to 1.0 on March 31, 2006 and to 4.5 to 1.0 on June 30, 2006; and an interest coverage ratio (as defined in the credit facility) of not less than 2.5 to 1.0, increasing to 3.0 to 1.0 on March 31, 2006. The credit facility defines EBITDA to include pro forma adjustments, acceptable to the administrator of the facility, following material acquisitions. As of December 31, 2005, Atlas Pipeline’s ratio of senior secured debt to EBITDA was 0.3 to 1.0, its funded debt ratio was 3.9 to 1.0 and its interest coverage ratio was 4.9 to 1.0.
     Atlas Pipeline is unable to borrow under the credit facility to pay distributions of available cash to unitholders because such borrowings would not constitute “working capital borrowings” pursuant to the partnership agreement.
Atlas Pipeline Senior Notes
     In December 2005, Atlas Pipeline and its subsidiary, Atlas Pipeline Finance Corp., issued $250.0 million of 10-year, 8.125% senior unsecured notes (“Senior Notes”) in a private placement transaction pursuant to Rule 144A and Regulation S under the Securities Act of 1933 for net proceeds of $243.1 million, after underwriting commissions and other transaction costs. Interest on the Senior Notes is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2006. The Senior Notes are redeemable at any time on or after December 15, 2010 at certain redemption prices, together with accrued unpaid interest to the date of redemption. The Senior Notes are also redeemable at any time prior to December 15, 2010 at a make-whole redemption price. In addition, prior to December 15, 2008, Atlas Pipeline may redeem up to 35% of the aggregate principal amount of the Senior Notes with the proceeds of certain equity offerings at a stated redemption price. The Senior Notes are also subject to repurchase by Atlas Pipeline at a price equal to 101% of their principal amount, plus accrued and unpaid interest upon a change of control or upon certain asset sales with which the net proceeds are not reinvested into Atlas Pipeline. The Senior Notes are junior in right of payment to Atlas Pipeline’s secured debt, including Atlas Pipeline’s obligations under the credit facility.
     The indenture governing the Senior Notes contains covenants, including limitations of Atlas Pipeline’s ability to: incur certain liens; engage in sale/leaseback transactions; incur additional indebtedness; declare or pay distributions; redeem, repurchase or retire equity interests or subordinated indebtedness; make certain investments; or merge, consolidate or sell substantially all of its assets. Atlas Pipeline is in compliance with these covenants as of December 31, 2005.
     In connection with a Senior Notes registration rights agreements entered into by Atlas Pipeline, it agreed to (a) file an exchange offer registration statement with the Securities and Exchange Commission for the Senior Notes by April 19, 2006, (b) cause the exchange offer registration statement to be declared effective by the Securities and Exchange Commission by July 18, 2006, and (c) cause the exchange offer to be consummated by August 17, 2006. If Atlas Pipeline does not meet the aforementioned deadlines, the Senior Notes will be subject to additional interest, up to 1% per annum, until such time that the deadlines have been met.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
NOARK Notes
     Upon the acquisition of the 75% interest in NOARK in October 2005, NOARK’s subsidiary, NOARK Pipeline Finance, L.L.C., had $66.0 million in principal amount outstanding of 7.15% notes due in 2018. The notes are governed by an indenture dated June 1, 1998 for which UMB Bank, N.A. serves as trustee. Interest on the notes is payable semi-annually, in cash, in arrears on June 1 and December 1 of each year. Liability under the notes was allocated severally 40% to Atlas Arkansas Pipeline LLC, Atlas Pipeline’s wholly-owned subsidiary, as successor to Enogex, and 60% to Southwestern, and the parties are several guarantors for their respective allocations. The notes are subject to a semi-annual redemption in installments at a redemption price of 100% of the principal, plus accrued and unpaid interest. Additionally, at the option of either Enogex or Southwestern, notes in an aggregate principal amount guaranteed by either company as of a particular payment date may be redeemed at such notes’ redemption price plus a make-whole premium and unpaid interest accrued to that date by giving the trustee at least 60 days notice. As part of Atlas Pipeline’s acquisition of the 75% interest in NOARK, Enogex agreed to redeem its 40% portion of the notes as promptly as practicable after the closing, and at closing it deposited cash sufficient to redeem the notes into an escrow account. The redemption of $26.4 million of the notes was completed on December 5, 2005. At December 31, 2005, $39.0 million of notes remain outstanding and are presented on the Company’s consolidated balance sheet, for which Southwestern remains liable. Subsequent to the redemption of a portion of the notes upon acquisition, the remaining notes are subject to semi-annual redemption in installments of $0.6 million each. Under the partnership agreement, payments on the notes will be made from amounts otherwise distributable to Southwestern and, if those amounts are insufficient, Southwestern is required to make a capital contribution to NOARK. NOARK distributes available cash to the partners in accordance with their ownership interests after deduction of their respective portion of amounts payable on the notes.
     The aggregate amount of the Company’s debt maturities is as follows (in thousands):

Years Ended December 31:
2006	$1,263
2007	1,262
2008	1,200
2009	1,200
2010	10,700
Thereafter	283,000

$298,625

NOTE 10 — COMMITMENTS AND CONTINGENCIES
     The Company has noncancelable operating leases for equipment and office space. The aggregate amount of remaining future minimum annual lease payments as of December 31, 2005 is as follows (in thousands):

Years Ended December 31:
2006	$1,769
2007	853
2008	826
2009	373
2010	7
Thereafter	—

$3,828

     The Company is a party to various routine legal proceedings arising out of the ordinary course of its business. Management of the Company believes that the ultimate resolution of these actions, individually or in the aggregate, will not have a material adverse effect on its financial condition.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     On March 9, 2004, the Oklahoma Tax Commission (“OTC”) filed a petition against Spectrum alleging that Spectrum, prior to its acquisition by the Company, underpaid gross production taxes beginning in June 2000. The OTC is seeking a settlement of $5.0 million plus interest and penalties. The Company plans on defending itself vigorously. In addition, under the terms of the Spectrum purchase agreement, $14.0 million has been placed in escrow to cover the costs of any adverse settlement resulting from the petition and other indemnification obligations of the purchase agreement.
     As of December 31, 2005, the Company is committed to expend approximately $19.7 million on pipeline extensions, compressor station upgrades and processing facility upgrades, including $10.8 million related to the Sweetwater gas plant, a new cryogenic gas processing plant Atlas Pipeline is constructing in Beckham County, Oklahoma. The Company expects the plant to be completed in third quarter of 2006.
NOTE 11 – FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK
     The estimated fair value of financial instruments has been determined based upon the Company’s assessment of available market information and valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize upon the sale or refinancing of such financial instruments.
     The Company’s current assets and liabilities on the consolidated balance sheet are financial instruments. The estimated fair value of these instruments approximates their carrying amounts due to their short-term nature. The estimated fair values of the Company’s long-term debt at December 31, 2005, which consists principally of the Senior Notes, the NOARK Notes, and borrowings under the credit facility, was $295.3 million compared with the carrying amount of $297.4 million. The Senior Notes and the NOARK notes were valued based upon available market data for similar issues. The carrying value of outstanding borrowings under the credit facility, which bear interest at a variable interest rate, approximates their estimated fair value.
     The Company sells natural gas and NGLs under contract to various purchasers in the normal course of business. The Mid-Continent segment had two customers that accounted for 47% of the Company’s consolidated accounts receivable at December 31, 2005.
     The Company places its temporary cash investments in high quality short-term money market instruments and deposits with high quality financial institutions. At December 31, 2005, the Company and its subsidiaries had $34.4 million in deposits at banks, of which $33.8 million was over the insurance limit of the Federal Deposit Insurance Corporation. No losses have been experienced on such investments.
NOTE 12 — LONG-TERM INCENTIVE PLAN
  Long-Term Incentive Plan
     Atlas Pipeline has a Long-Term Incentive Plan (“LTIP”), in which officers, employees and non-employee managing board members of the Company, as general partner, and employees of the Company’s affiliates and consultants are eligible to participate. The Plan is administered by a committee (the “Committee”) appointed by the Company’s managing board. The Committee may make awards of either phantom units or unit options for an aggregate of 435,000 common units. Only phantom units have been granted under the LTIP through December 31, 2005.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     A phantom unit entitles a grantee to receive a common unit upon vesting of the phantom unit or, at the discretion of the Committee, cash equivalent to the fair market value of a common unit. In addition, the Committee may grant a participant a distribution equivalent right (“DER”), which is the right to receive cash per phantom unit in an amount equal to, and at the same time as, the cash distributions Atlas Pipeline makes on a common unit during the period the phantom unit is outstanding. A unit option entitles the grantee to purchase Atlas Pipeline’s common limited partner units at an exercise price determined by the Committee at its discretion. The Committee also has discretion to determine how the exercise price may be paid by the participant. Except for phantom units awarded to non-employee managing board members of the Company, the Committee will determine the vesting period for phantom units and the exercise period for options. Through December 31, 2005, phantom units granted under the LTIP generally had vesting periods of four years. The vesting period may also include the attainment of predetermined performance targets, which could increase or decrease the actual award settlement, as determined by the Committee. Phantom units awarded to non-employee managing board members will vest over a four year period. Awards will automatically vest upon a change of control, as defined in the LTIP. Of the units outstanding under the LTIP at December 31, 2005, 31,123 units will vest within the following twelve months.
     The Company has adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” as revised (“SFAS No. 123(R)”), as of December 31, 2005. Generally, the approach to accounting in Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Atlas Pipeline has only granted phantom units with no exercise price and, as such, recognized compensation expense based upon the market price of its limited partner units at the date of grant. At December 31, 2005, Atlas Pipeline had 110,128 units outstanding and approximately $2.5 million of unrecognized compensation expense, based upon current market values of the awards and management estimates in regard to performance factor adjustments, related to unvested phantom units at December 31, 2005.
Incentive Compensation Agreements
     In connection with the acquisition of Spectrum in July 2004, Atlas Pipeline entered into incentive compensation agreements which granted awards to certain key employees retained from the former entity. These individuals are entitled to receive common units of Atlas Pipeline upon the vesting of the awards, which is dependent upon the achievement of certain predetermined performance targets. These performance targets include the accomplishment of specific financial goals for Spectrum through September 30, 2007 and the financial performance of previous and future consummated acquisitions, including Elk City and NOARK, through December 31, 2008. The awards associated with the performance targets of Spectrum will vest through September 30, 2007, and awards associated with performance targets of other acquisitions will vest through December 31, 2008.
     For the year ended December 31, 2005, Atlas Pipeline recognized compensation expense of $2.5 million related to the vesting of awards under these incentive compensation agreements, based upon a $34.00 grant date value and 209,960 common unit awards expected to be issued as of December 31, 2005, which is based upon management’s estimate of the probable outcome of the performance targets at that date. No expense was recognized for these awards for the year ended December 31, 2004, as management determined that the achievement of these performance targets was not probable at that time. At December 31, 2005, Atlas Pipeline had approximately $5.9 million of unrecognized compensation expense related to the unvested portion of these awards based upon management’s estimate of performance target achievement. Atlas Pipeline follows SFAS No. 123(R) and recognized compensation expense related to these awards based upon the fair value method.
NOTE 13 – RELATED PARTY TRANSACTIONS
     The Company, which is wholly-owned by Atlas America, is affiliated with Resource America, Inc., a publicly-traded entity, and its subsidiaries (“RAI”). Atlas America was a 100% owned subsidiary of RAI through the effective date of its initial public offering (May 2004) and an 80% owned subsidiary from that date through June 29, 2005. On June 30, 2005, RAI distributed its 10.7 million shares of Atlas America to its shareholders. In connection with this distribution of Atlas America common stock to its shareholders, RAI and Atlas America entered into various agreements, including shared services and a tax matters agreement, which govern the ongoing relationship between the two companies.
     Atlas Pipeline is dependent upon the resources and services provided by RAI, Atlas America and their affiliates and subsidiaries. Accounts receivable/payable-affiliates represents the net balance due from/to these related entities for natural gas transported through the gathering systems, net of reimbursements for Atlas Pipeline costs and expenses paid by these Affiliates. Substantially all of Atlas Pipeline’s revenue in Appalachia is from these Affiliates.

ATLAS PIPELINE PARTNERS GP, LLC
NOTES TO CONSOLIDATED BALANCE SHEET
     Atlas Pipeline does not directly employ any persons to manage or operate its business. These functions are provided by the Company, as general partner, and employees of these affiliated entities, primarily Atlas America. The Company does not receive a management fee or other compensation in connection with its management of Atlas Pipeline apart from its interest as general partner and its right to receive incentive distributions. Atlas Pipeline reimburses the Company and/or its Affiliates for all direct and indirect costs of services provided, including the cost of employees, officer and managing board member compensation and benefits properly allocable to Atlas Pipeline and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, Atlas Pipeline. The partnership agreement provides that the Company, as general partner, will determine the costs and expenses that are allocable to Atlas Pipeline in any reasonable manner it determines by the Company in its sole discretion.
     Under an agreement with Atlas America and certain of its subsidiaries, Atlas America must construct up to 2,500 feet of sales lines from its existing wells to a point of connection to Atlas Pipeline’s gathering systems. Atlas Pipeline must, at its own cost, extend its system to connect to any such lines within 1,000 feet of its gathering systems. With respect to wells to be drilled by Atlas America that will be more than 3,500 feet from Atlas Pipeline’s gathering systems, Atlas Pipeline has various options to connect those wells to its gathering systems at its own cost.
NOTE 14 – OPERATING SEGMENT INFORMATION
     Atlas Pipeline has two business segments: natural gas gathering and transmission located in the Appalachian Basin area (“Appalachia”) of eastern Ohio, western New York and western Pennsylvania, and transmission, gathering and processing located in the Mid-Continent area (“Mid-Continent”) of primarily southern Oklahoma, northern Texas and Arkansas. These operating segments reflect the way Atlas Pipeline manages its operations. The following summarizes the Company’s segment balance sheet data for the period indicated (in thousands):

December 31,
2005
Balance sheet
Total assets:
Mid-Continent	$668,782
Appalachia	43,428
Corporate other	30,516

$742,726

Goodwill:
Mid-Continent	$109,141
Appalachia	2,305

$111,446